Exhibit 99.4

The Board of Directors

Concord Medical Services Holdings Limited

18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
People’s Republic of China

July 11, 2016

Dear Sirs:

Mr. Jianyu Yang (“Mr. Yang”), the chairman and chief executive officer of Concord Medical Services Holdings Limited (the “Company”), Morgancreek Investment Holdings Limited, an investment vehicle controlled by Mr. Yang (“Morgancreek”), and Blue Ocean Management Limited (“Blue Ocean” and collectively with Mr. Yang and Morgancreek, the “Buyer Parties”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing three Shares) of the Company, in both cases, that are not beneficially owned by the Buyer Parties and their affiliates in a going private transaction (the “Acquisition”).

We believe that our proposal of US$1.73 in cash per Share, or US$5.19 in cash per ADS, will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 33.8% to the Company’s closing price of US$3.88 on July 8, 2016.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.          Buyer. The Buyer Parties have entered into a memorandum of understanding dated July 11, 2016, pursuant to which the Buyer Parties will work with each other in pursuing the Acquisition.

2.          Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$1.73 per Share and US$5.19 per ADS, as the case may be, in cash.

3.          Possible Short-form Merger. On July 11, 2016, Morgancreek entered into share purchase agreements with certain Carlyle entities and Solar Honor Limited to acquire in aggregate 27,249,675 Shares for a per Share purchase price of US$1.73. After the closing of such share purchases and the completion of exchange of Class B ordinary shares, the holder of each entitled to 10 votes on any ordinary resolution or special resolution, for Shares currently held by Morgancreek, which share exchange was approved by the Company in January 2015, the Buyer Parties would hold more than 90% voting rights of the Company’s issued and outstanding ordinary shares. Therefore, the Acquisition may be effected by way of short-form merger pursuant to Section 233(7) of the Companies Law of the Cayman Islands.

4.          Financing. We intend to finance the Acquisition with debt or equity capital or a combination thereof. We are confident that we will secure adequate financing to consummate the Acquisition.

5.          Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

6.          Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. We anticipate the Definitive Agreements will be completed in parallel with due diligence.

7.          Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.          Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s Board of Directors will evaluate the Acquisition before it can make its determination whether to endorse it. In considering the Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares and ADSs that the Buyer Parties and their affiliates do not already own, and that the Buyer Parties and their affiliates do not intend to sell their stake in the Company to a third party.

9.          Advisors. We have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

10.         About Blue Ocean. Blue Ocean Management Limited is incorporated in the Cayman Islands and an affiliate of Blue Ocean Capital Group (“BOCG”), a specialized private equity firm that manages both RMB and USD funds, and mainly focuses on investments in the fast growing healthcare sector in the Greater China region. BOCG has operations both in Hong Kong and Shenzhen.

11.         No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Jianyu Yang

By:	/s/ Jianyu Yang

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Blue Ocean Management Limited

By:	/s/ Feng Yang
Name: Feng Yang
Title: Director

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